Exhibit 21.1
Subsidiaries of Protective Products of America, Inc.

Jurisdiction of
Name	Formation
CPC Holding Corporation of America	DE
Ceramic Protection Corporation of America	DE
Protective Products International Corp.	FL
Protective Products of North Carolina, LLC	NC